UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended September 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___to ___
Commission file number 1-8137
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
American Pacific Corporation 401(k) Plan
     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
American Pacific Corporation
3770 Howard Hughes Parkway, Suite 300, Las Vegas, NV 89109

American Pacific
Corporation 401(k) Plan
Financial Statements as of and for the
Years Ended September 30, 2005 and 2004,
Supplemental Schedule as of September
30, 2005 and Report of Independent
Registered Public Accounting Firm

AMERICAN PACIFIC CORPORATION 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
American Pacific Corporation 401(k) Plan and Participants:
We have audited the accompanying statements of net assets available for benefits of American Pacific Corporation 401(k) Plan (the “Plan”) as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the American Pacific Corporation 401(k) Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
March 28, 2006

AMERICAN PACIFIC CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS—Investments (Note 3):
Mutual fund accounts	$5,519,626	$4,247,424
Common/Collective Trust	1,715,102	874,726
American Pacific Corporation Common stock	329,301	295,942
Participant loans	366,528	397,735

Total investments	7,930,557	5,815,827

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$7,930,557	$5,815,827

See notes to financial statements.

AMERICAN PACIFIC CORPORATION 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Dividend and interest income	$54,740	$24,128
Net appreciation in fair value of investments	575,155	443,681
Interest from loan repayments	26,622	23,906
Participant contributions	830,011	573,904
Rollover contributions	719,828	—
Employer match contributions	113,805	—

Total additions	2,320,161	1,065,619

DEDUCTIONS:
Benefits paid to participants	203,751	227,929
Plan expenses	1,680	2,048

Total deductions	205,431	229,977

INCREASE IN NET ASSETS	2,114,730	835,642

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,815,827	4,980,185

End of year	$7,930,557	$5,815,827

See notes to financial statements.

AMERICAN PACIFIC CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004
1.	SUMMARY PLAN DESCRIPTION

The following description of the American Pacific Corporation (“AMPAC”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, as amended, for a more complete description of the Plan’s provisions.

General— The Plan is a defined contribution plan open to all domestic employees of American Pacific Corporation (the “Company”) who are not members of a collective bargaining unit of the Company. Each domestic employee becomes eligible to participate on the first day of the next fiscal quarter following a 90-day probation from the date of employment. The Plan consists of two groups of participants: 1) the domestic employees of the Company’s Ampac-ISP Corp. wholly-owned subsidiary (the “ISP participants”), and 2) all domestic employees who are not members of a collective bargaining unit of the Company, (the “Participants”). Franklin Templeton Investments — Defined Contribution Services (“Franklin”) services as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions— Each year, Participants may contribute the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch up contributions by Participants 50 and older. The Company, at its discretion, may contribute to the Plan. For the year ended September 30, 2005, the employer made discretionary matching contributions of $113,805. The Company elected to make discretionary matching contributions for ISP Participants of 100% of the first 3% contributed by the ISP Participant and 50% of the next 3% contributed by the ISP Participant. For the year ended September 30, 2004, there were no employer discretionary matching contributions. Participants may also contribute amounts representing distributions from other qualified plans. For the year ended September 30, 2005, Participant rollover contributions from other qualified plans were $719,828. For the year ended September 30, 2004, there were no Participant rollover contributions. On October 1, 2004, the Company acquired Aerojet-General Corporation’s In-Space Propulsion business (“ISP”). Certain employees of ISP elected to rollover their existing 401(k) balances with ISP to the Plan.

Participant Accounts—Individual accounts are maintained for each plan participant. Each Participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, if applicable, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their own contributions into various investment options offered by the Plan. The Plan currently offers 18 investment options for participants.

Vesting— Participants are vested immediately in their contributions and discretionary Company match plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution accounts is based on years of continuous service. A participant is vested at 20% a year from years two through six of credited service.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or elect to have all the distribution paid in a direct rollover to another qualified employer plan, or a combination of the above.

Participant Loans— Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the Participant’s account and bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on these loans range from 5% to 10% as of September 30, 2005, and 2004. Maturities range from November 2005 through September 2012.
2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at their fair market value at year-end based on quoted market prices. Participant loans are valued at the outstanding loan balance. The common collective trust is valued at the reported net asset value each trading day.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan at September 30, 2005 and 2004.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Forfeited Accounts—Forfeited nonvested accounts are utilized to reduce Plan expenses. Any remaining forfeitures are allocated to the total compensation of all Participants. There were no forfeitures during the years ended September 30, 2005 and 2004

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2005, are as follows:

	Shares	Amount
Common/Collective Trusts
Franklin Stable Value Fund	1,715,102	$1,715,102

Mutual funds:
Franklin Equity Income Fund	31,727	663,100
Mutual Shares Fund	29,678	723,248
Franklin Rising Dividends Fund	16,594	514,911
Franklin Growth Fund	17,439	603,206
Templeton Foreign Fund	58,921	780,709
Scudder Equity 500 Index	4,047	557,177
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2004, are as follows:

	Shares	Amount
Common/Collective Trusts
Franklin Stable Value Fund	874,726	$874,726

Mutual funds:
Franklin Equity Income Fund	27,505	538,556
Mutual Shares Fund	23,441	504,207
Franklin Rising Dividends Fund	14,270	435,222
Franklin Growth Fund	1,269	494,410
Templeton Foreign Fund	56,381	616,805
Van Kampen Emerging Growth Fund	12,490	438,788

Other:
American Pacific Corporation Unitized Stock Fund	30,167	295,942
Participant Loans		397,735

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ended September 30, 2005, as follows:

Franklin Total Return Fund	$(2,701)
Franklin U.S. Government Securities Fund	4,188
Franklin Age High Income	4,579
Franklin Equity Income Fund	49,970
Mutual Shares Fund	93,927
Franklin Real Estate	22,291
Franklin Rising Dividends Fund	17,554
Franklin Utilities Fund	32,562
Franklin Growth Fund	72,088
Franklin Small-Mid Cap Growth	52,342
Franklin Technology Fund	13,779
Templeton Foreign Fund	141,981
Franklin Global Healthcare	5,823
Allianz CCM Mid Cap A	62,781
American Pacific Corporation Unitized Stock Fund	7,924
Van Kampen Emerge Growth	(79,931)
Franklin Small Cap Value	25,252
Scudder Equity 500 Index	50,746

Net appreciation of investments	$575,155

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ended September 30, 2004, as follows:

Franklin Total Return Fund	$5,303
Franklin U.S. Government Securities Fund	5,892
Franklin Age High Income	8,841
Franklin Equity Income Fund	75,197
Mutual Shares Fund	69,761
Franklin Real Estate	14,464
Franklin Rising Dividends Fund	59,442
Franklin Utilities Fund	11,104
Franklin Growth Fund	48,395
Franklin Small-Mid Cap Growth	14,130
Franklin Technology Fund	11,119
Templeton Foreign Fund	80,196
Franklin Global Healthcare	1,134
Franklin Short-Intermediate U.S. Government Securities Fund	2,237
Pimco CCM Mid Cap A	14,600
Van Kampen Emerging Growth Fund	36,160
American Pacific Corporation Unitized Stock Fund	(20,575)
Franklin Small Cap Value	6,281

Net appreciation of investments	$443,681

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Franklin Templeton Investments. Franklin is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At September 30, 2005, the Plan held 41,526 units of unitized company stock of American Pacific Corporation, the sponsoring employer, with a cost basis of $414,343. At September 30, 2004, the Plan held 30,167 units of unitized company stock of American Pacific Corporation, the sponsoring employer, with a cost basis of $302,743.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Plan adopted a standardized prototype plan, for which its sponsor, Franklin Templeton Investments, received a favorable opinion letter from the Internal Revenue Service dated August 7, 2001. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Service. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the net assets available for Plan benefits per the financial statements to the Form 5500:

As of September
30, 2005
Net assets available for Plan benefits per the financial statements	$7,930,557
Deemed distributions of participant loans	(698)

Net assets available for benefits per the Form 5500	$7,929,859

The following is a reconciliation of the changes in net assets available for Plan benefits per the financial statements to the Form 5500:

As of September
30, 2005
Changes in net assets available for Plan benefits per the financial statements	$2,114,730
Deemed distributions of participant loans	(698)

Changes in net assets available for Plan benefits per the Form 5500	$2,114,032

******

SUPPLEMENTAL SCHEDULE

AMERICAN PACIFIC CORPORATION 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF SEPTEMBER 30, 2005

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	COMMON COLLECTIVE TRUST-Franklin Stable Value Fund			$1,715,102

	MUTUAL FUNDS
*	Franklin Total Return Fund	Mutual fund	**	175,113
*	Franklin US Gov’t Securities	Mutual fund	**	167,808
*	Franklin Age High Income	Mutual fund	**	61,490
*	Franklin Equity Income	Mutual fund	**	663,100
*	Mutual Shares Fund	Mutual fund	**	723,248
*	Franklin Real Estate	Mutual fund	**	93,093
*	Franklin Rising Dividends	Mutual fund	**	514,911
*	Franklin Utilities Fund	Mutual fund	**	204,494
*	Franklin Growth Fund	Mutual fund	**	603,206
*	Franklin Small-Mid Cap Growth	Mutual fund	**	339,559
*	Franklin Technology Fund	Mutual fund	**	120,265
*	Templeton Foreign Fund	Mutual fund	**	780,709
*	Franklin Global Healthcare	Mutual fund	**	34,370
	Allianz CCM Mid Cap A	Mutual fund	**	316,513
*	Franklin Templeton Funds	Mutual Fund	**	164,571
	Scudder Index Funds	Mutual Fund	**	557,176

*	AMERICAN PACIFIC CORPORATION COMMON STOCK (Unitized Stock Fund)	Common Stock (329,301 Shares)	**	329,301
	PARTICIPANT LOANS RECEIVABLE (INTEREST RATES RANGING FROM5% TO 8%, MATURING FROM NOVEMBER 2005 TO SEPTEMBER 2012.		**	366,528

	TOTAL			$7,930,557

*	Represents a party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pacific Corporation 401(k) Plan

	By:	American Pacific Corporation, as Plan Administrator

Date: March 29, 2006	By:	/s/ JOHN R. GIBSON

John R. Gibson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Index	Description

23.1	Consent of Independent Registered Public Accounting Firm